UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP GROUP PLC and BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares in BHP Group Limited) under the Long Term Incentive Plan, and Deferred Shares (ordinary shares in BHP Group Limited) under the Cash and Deferred Plan.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 140,239 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

2.  The award of 44,348 Deferred Shares (ordinary shares of BHP Group Limited) under the Cash and Deferred Plan that vest in two years.

3.  The award of 44,348 Deferred Shares (ordinary shares of BHP Group Limited) under the Cash and Deferred Plan that vest in five years.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	140,239

		2.	Nil	44,348

		3.	Nil	44,348

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2020-10-20 2. 2020-10-20 3. 2020-10-20

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Peter Beaven

2	Reason for the notification

a)	Position/status	PDMR (Chief Financial Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares in BHP Group Limited) under the Long Term Incentive Plan, and Deferred Shares (ordinary shares in BHP Group Limited) under the Cash and Deferred Plan.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 72,182 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

2.  The award of 34,977 Deferred Shares (ordinary shares of BHP Group Limited) under the Cash and Deferred Plan that vest in two years.

3.  The award of 34,977 Deferred Shares (ordinary shares of BHP Group Limited) under the Cash and Deferred Plan that vest in five years.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	72,182

		2.	Nil	34,977

		3.	Nil	34,977

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2020-10-20 2. 2020-10-20 3. 2020-10-20

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Edgar Basto-Baez

2	Reason for the notification

a)	Position/status	PDMR (President Minerals Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	Performance Shares (ordinary shares in BHP Group Limited) under the Long Term Incentive Plan. Identification code: N/A

b)	Nature of the transaction	The award of 68,572 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	68,572

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	2020-10-20

f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Daniel Malchuk

2	Reason for the notification

a)	Position/status	PDMR (President Minerals Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares in BHP Group Limited) under the Long Term Incentive Plan, and Deferred Shares (ordinary shares in BHP Group Limited) under the Cash and Deferred Plan.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 72,182 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

2.  The award of 33,657 Deferred Shares (ordinary shares of BHP Group Limited) under the Cash and Deferred Plan that vest in two years.

3.  The award of 33,657 Deferred Shares (ordinary shares of BHP Group Limited) under the Cash and Deferred Plan that vest in five years.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	72,182

		2.	Nil	33,657

		3.	Nil	33,657

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2020-10-20 2. 2020-10-20 3. 2020-10-20

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Outside a trading venue

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geraldine Slattery

2	Reason for the notification

a)	Position/status	PDMR (President Petroleum)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares in BHP Group Limited) under the Long Term Incentive Plan, and Deferred Shares (ordinary shares in BHP Group Limited) under the Cash and Deferred Plan.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 54,136 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

2.  The award of 25,490 Deferred Shares (ordinary shares of BHP Group Limited) under the Cash and Deferred Plan that vest in two years.

3.  The award of 25,490 Deferred Shares (ordinary shares of BHP Group Limited) under the Cash and Deferred Plan that vest in five years.

c)	Price(s) and volume(s)		Price(s)	Volume(s)

		1.	Nil	54,136

		2.	Nil	25,490

		3.	Nil	25,490

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2020-10-20 2. 2020-10-20 3. 2020-10-20

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: October 22, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary